SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ABSOLUTE LIFE SOLUTIONS, INC.

(Name of issuer)

COMMON STOCK, $0.00001 par value
(Title of class of securities)

00400G 100
(CUSIP number)

Samuel M. Krieger, Esq.,
39 Broadway, Suite 920
New York, New York 10006
212-363-2900

(Name, address and telephone number of person
authorized to receive notices and communications)

April 8, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box       ..

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ' 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

_____________________________________

*

The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00400G 100

13D

Page 2 of 8 Pages

1

NAME OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

MOSHE ORATZ (AReporting Person@)

SS No.

CS MASTER HOLDINGS LLC  (ACS@)

EIN No.

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  X .

(b)      .

SEE ITEM 5 BELOW

3

SEC USE ONLY

4

SOURCE OF FUNDS

SEE ITEM 3 BELOW

Reporting Person:

SC

CS:

WC

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      .

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Reporting Person:

USA

CS:

NV

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		SEE ITEMS 5 AND 6 BELOW
OWNED BY
EACH		Reporting Person:	500,000
REPORTING		CS:	35,037,500
PERSON		Group, total:	35,537,500
WITH

8

SHARED VOTING POWER

9

SOLE DISPOSITIVE POWER

SEE ITEMS 5 AND 6 BELOW

Reporting Person:

500,000

CS:

35,037,500

Group, total:

35,537,500

10

SHARED DISPOSITIVE POWER

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

SEE ITEMS 5 AND 6 BELOW

Reporting Person:

35,537,500

CS:

35,037,500

Group, total:

35,537,500

CUSIP No. 00400G 100

13D

Page 3 of 8 Pages

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        .

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

SEE ITEMS 5 AND 6 BELOW

Reporting Person:

41.6%

CS:

41.0%

Group, total:

41.6%

14

TYPE OF REPORTING PERSON

Reporting Person:

IN

CS:

OO

CUSIP No. 00400G 100

13D

Page 4 of 8 Pages

ITEM 1.

Security and Issuer

This statement relates to the common stock, $0.00001 par value per share (the ACommon Stock@), of Absolute Life Solutions, Inc. (the AIssuer@), whose principal executive offices are at 45 Broadway, Suite 620, New York, NY 10006.

ITEM 2.

Identity and background:

Moshe Oratz (AReporting Person@):

Reporting Person=s business address is 45 Broadway, Suite 1110, New York, NY 10006.  Reporting Person was previously a Director and the President and Chief Executive Officer of Absolute Life Solutions, Inc. (the AIssuer@).  Reporting Person resigned from all such positions effective as of April 8, 2011.  The principal business of the Issuer is the acquisition of life settlement transactions.

During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or which prohibits or mandates activities subject to, federal or state securities laws or the finding of any violation with respect to such laws.

Reporting Person is a citizen of the United States of America.

CS Master Holdings LLC (ACS@):

CS is a limited liability company organized in Nevada.  CS=s address is 1022 East 32 Street,  Brooklyn, NY 11210 . CS=s principal business is investments in certain business entities, such as the Issuer.  Moshe Oratz (AReporting Person@) is the sole member and sole Manager of CS.

During the last five years, CS has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, CS has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, CS was or is subject to a judgment, decree or final order enjoining future violations of, or which prohibits or mandates activities subject to, federal or state securities laws or the finding of any violation with respect to such laws.

ITEM 3.

Source and Amount of Funds or Other Consideration

Moshe Oratz (AReporting Person@):

The 500,000 shares held directly by Reporting Person were acquired by issuance under the Issuer=s incentive compensation plan.

CS Master Holdings LLC (ACS@):

The 35,037,500 shares held directly by CS were purchased from YSY Enterprises, Inc. for $175,187.50 on May 27, 2010, pursuant to the terms of Securities Purchase Agreement between them.  These funds represented Working Capital of CS, which funds had been provided by the personal funds of Moshe Oratz (AReporting Person@), the sole member and sole Manager of CS.  No funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares.

On April 7, 2011, CS granted to Platinum Partners Value Arbitrage Fund L.P. (AValue@) and Centurion Credit Strategies LLC (ACenturion@) transferable options to acquire an aggregate of 20,000,000 shares of the Issuer=s Common Stock at an exercise price of $0.005 per share.  The options, exercisable in whole or in part, expire in 2016.  Pursuant to the Option Agreement between CS and Value and Centurion, CS is restricted from selling or otherwise transferring the underlying shares of Common Stock with Value or Centurion=s consent prior to the expiration date of the option.  The Option Agreements contain provisions prohibiting exercise of the options that would result in the stockholder owning beneficially more than 4.99% of the outstanding shares of the Issuer=s Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.  To date, none of these options has been exercised.

CUSIP No. 00400G 100

13D

Page 5 of 8 Pages

ITEM 4.

Purpose of Transaction

The Shares deemed to be beneficially owned by the Reporting Person and each of the other persons named in Item 5 as owning shares of the Issuer were acquired for, and are being held for, investment purposes.  Except for possible future issuances which may be made pursuant to the Issuer=s incentive compensation plan, none of the Reporting Person or any of the other persons named in Item 5 has any plan or proposal that is related to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

ITEM 5.

Interest in Securities of Issuer

[a.&b.]

All of the information given below is as of October 5, 2011. Percentages are based on 85,424,597 shares of Common Stock outstanding as reported in the most recently available filing of the Issuer with the Commission.

Each of the following persons is deemed to be the beneficial owner of the number of shares of Common Stock, par value $0.0001, of the Issuer, indicated below.  Moshe Oratz (the AReporting Person@) is the sole member and sole Manager of CS Master Holdings LLC (ACS@) and as such, Reporting Person is deemed to beneficially own the shares held by CS and to have the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares that CS owns.

Of all of the shares held by CS, 20,000,000 are subject to the options granted to Value and Centurion as described in Items 3 and 6.  As of the date hereof, none of those options has been exercised.

Name	Shares	Percent

Reporting Person	500,000	*%

CS Master Holdings LLC	35,037,500	41.0%

Group, Total	35,537,500	41.6%

[c.]

The 500,000 shares of Common Stock currently held directly by Reporting Person were acquired pursuant to an issuance by the Issuer under its incentive compensation plan.

The 35,037,500 shares of Common Stock currently held directly by CS were acquired on May 27, 2010 from YSY Enterprises, Inc. for $0.005 per share, or an aggregate of $175,187.50, pursuant to the terms of a Securities Purchase Agreement between them.   The transaction was effected at the offices of the Issuer=s counsel in New York, NY.

The information in this Schedule 13D does not include shares held by various trusts, the beneficiaries of which are the respective children of Moshe Oratz, the Reporting Person.  The Reporting Person is not the trustee of any of such trusts.  Each of Reporting Person and CS disclaims beneficial ownership of any of the shares held by any of these trusts.

Neither the Reporting Person nor CS has sold any shares of Common Stock of the Issuer.  20,000,000 of the shares held by CS are subject to the options granted by CS to Value and Centurion, as described in Items 3 and 6.  As of the date hereof, none of those options has been exercised.

[d.]

N/A

[e.]

N/A

CUSIP No. 00400G 100

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Page 6 of 8 Pages

ITEM 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 7, 2011, CS granted to Platinum Partners Value Arbitrage Fund L.P. (AValue@) and Centurion Credit Strategies LLC (ACenturion@) transferable options to acquire an aggregate of 20,000,000 shares of the Issuer=s Common Stock at an exercise price of $0.005 per share. The options, exercisable in whole or in part, expire in 2016.  Pursuant to the Option Agreement between CS and Value and Centurion, CS is restricted from selling or otherwise transferring the underlying shares of Common Stock with Value or Centurion=s consent prior to the expiration date of the option.  The Option Agreements contain provisions prohibiting exercise of the options that would result in the stockholder owning beneficially more than 4.99% of the outstanding shares of the Issuer=s Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934.  To date, none of these options has been exercised.

ITEM 7.

Material to be filed as Exhibits

None

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Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2011

/s/Moshe Oratz

[Date]

Moshe Oratz

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative=s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. 00400G 100

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Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2011

CS MASTER HOLDINGS LLC.

[Date]

By:  /s/Moshe Oratz

Moshe Oratz

Title: Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative=s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.